Exhibit 99.1

JA Solar Announces Fourth Quarter and Fiscal Year 2017 Results

BEIJING, April 30, 2018 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its fourth quarter and fiscal year ended December 31, 2017.

Fourth Quarter 2017 Highlights

•                 Total shipments were 2,205.9 megawatts (“MW”), consisting of 2,088.1 MW of modules and 102.8 MW of cells to external customers, and 15.0 MW of modules to the Company’s downstream projects. External shipments were up 55.2% y/y and 35.2% sequentially

•                 Shipments of modules and module tolling were 2,088.1 MW, an increase of 54.3% y/y and 31.9% sequentially

•                 Shipments of cells and cell tolling were 102.8 MW, an increase of 74.5% y/y and 171.2% sequentially

•                 Net revenue was RMB 5.7 billion ($871.8 million), an increase of 42.1% y/y and 30.6% sequentially

•                 Gross margin was 12.2%, a decrease of 70 basis points y/y and an increase of 40 basis points sequentially

•                 Operating profit was RMB 210.7 million ($32.4 million), compared to RMB 370.5 million ($56.9 million) in the fourth quarter of 2016, and RMB 169.8 million ($26.1 million) in the third quarter of 2017

•                 Net income was RMB 115.5 million ($17.8 million), compared to RMB 353.4 million ($54.3 million) in the fourth quarter of 2016, and RMB 41.9 million ($6.4 million) in the third quarter of 2017

•                 Earnings per diluted ADS were RMB 2.46 or $0.38, compared to RMB 6.80 or $1.05 in the fourth quarter of 2016, and RMB 0.89 or $0.14 in the third quarter of 2017

•                 Cash and cash equivalents were RMB 1.5 billion ($226.5 million), a decrease of RMB 583.3 million ($89.6 million) during the quarter

•                 Non-GAAP earnings1 per diluted ADS were RMB 2.46 or $0.38, compared to RMB 6.80 or $1.05 in the fourth quarter of 2016, and RMB 0.89 or $0.14 in the third quarter of 2017

1 JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013.

Fiscal Year 2017 Highlights

•                 Total shipments were 7.6 gigawatts (“GW”), consisting of 7,143.1 MW of modules and module tolling and 358.0 MW of cells and cell tolling to external customers, and 127.4 MW of modules to the Company’s downstream projects. External Shipments represented an increase of 52.4% from 4.9 GW in fiscal year 2016

•                 Net revenue was RMB 19.7 billion ($3.0 billion), compared to RMB 15.7 billion ($2.4 billion) in fiscal year 2016

•                 Gross margin was 12.3%, compared to 14.6% in fiscal year 2016

•                 Operating profit was RMB 715.7 million ($110.0 million), compared to an operating profit of RMB 903.2 million ($138.8 million) in fiscal year 2016

•                 Net income was RMB 300.1 million ($46.1 million), compared to RMB 719.6 million ($110.6 million) in fiscal year 2016

•                 Earnings per diluted ADS were RMB 6.40 or $0.98, compared to RMB 14.58 or $2.24 in fiscal year 2016

•                 Cash and cash equivalents were RMB 1.5 billion ($226.5 million), compared to RMB 2.6 billion ($394.9 million) at the end of fiscal year 2016

•                 Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB 300.1 million ($46.1 million), compared to a non-GAAP net income attributable to the Company’s ordinary shareholders of RMB 612.8 million ($94.2 million) in fiscal year 2016

•                 Non-GAAP earnings per diluted ADS was RMB 6.40 ($0.98), compared to a non-GAAP earnings per diluted ADS of RMB 13.07 ($2.01) in fiscal year 2016

Mr. Baofang Jin, Chairman and CEO of JA Solar, commented, “Overall 2017 results were largely in-line with our expectation. While net revenue grew 25% year-over-year, gross margin was negatively impacted by lower ASPs and rising material costs. Additionally, higher operating expenses led to a decline in operating profits and net income in 2017 when compared to 2016.”

Mr. Jin continued, “Despite the negative impact of the Section 201 trade case, we continue to invest in R&D to develop high-performance products to strengthen our competitive position. We are confident that our technologies, high-reliability products and balanced global footprint will continue to position JA Solar for a solid future.”

Fourth Quarter 2017 Results

All shipment and financial figures refer to the quarter ended December 31, 2017, unless otherwise specified. All “year over year” or “y/y” comparisons are against the quarter ended December 31, 2016. All “sequential” comparisons are against the quarter ended September 30, 2017.

Total shipments were 2,205.9 MW, above the guidance range of 1,600 to 1,800 MW. External shipments of 2,190.9 MW increased 55.2% year over year and 35.2% sequentially.

External shipments breakdown by product (MW)

	2016Q4	2017Q3	2017Q4	QoQ%	YoY%
Modules and module tolling	1,353.0	1,582.5	2,088.1	31.9%	54.3%
Cells and cell tolling	58.9	37.9	102.8	171.2%	74.5%
Total	1,411.9	1,620.4	2,190.9	35.2%	55.2%

External shipments breakdown by region (percentage)

	2016Q4	2017Q3	2017Q4	QoQ(pp)		YoY(pp)
China	58.0%	47.3%	43.3%	-4.0	pp	-14.7	pp
APAC ex-China	25.2%	16.3%	21.7%	5.4	pp	-3.5	pp
Europe	3.3%	14.1%	7.3%	-6.8	pp	4.0	pp
North America	7.4%	17.2%	24.5%	7.3	pp	17.1	pp
South America	5.6%	0.4%	0.2%	-0.2	pp	-5.4	pp
Others	0.5%	4.7%	3.0%	-1.7	pp	2.5	pp

Net revenue was RMB 5.7 billion ($871.8 million), an increase of 42.1% y/y and 30.6% sequentially.

Gross profit of RMB 691.6 million ($106.3 million) increased 34.2% y/y and 34.7% sequentially. Gross margin was 12.2%, which compares to 12.9% in the year-ago quarter, and 11.8% in the third quarter of 2017.

Total operating expenses of RMB 480.9 million ($73.9 million) were 8.5% of revenue. This compares to operating expenses of 3.6% of revenue in the year-ago quarter, and 7.9% of revenue in the third quarter of 2017.

Operating profit was RMB 210.7 million ($32.4 million), compared to RMB 370.5 million ($57.0 million) in the year-ago quarter, and RMB 169.8 million ($26.1 million) in the third quarter of 2017. Operating margin was 3.7%, compared with 9.3% in the prior year period and 3.9% in the previous quarter.

Interest expense was RMB 78.2 million ($12.0 million), compared to RMB 72.9 million ($11.2 million) in the year-ago quarter, and RMB 80.3 million ($12.3 million) in the third quarter of 2017.

Earnings per diluted ADS were RMB 2.46 or $0.38, compared to earnings per diluted ADS of RMB 6.80 or $1.05 in the year-ago quarter, and earnings per diluted ADS of RMB 0.89 or $0.14 in the third quarter of 2017.

Fiscal Year 2017 Results

Fiscal year 2017 shipments were 7.6 GW, including 127.4 MW of modules to the Company’s downstream projects. External shipments of 7.5 GW represented an increase of 52.4% from 4.9 GW in fiscal year 2016.

External shipments breakdown by product (MW)

	2016	2017	YoY%
Modules and module tolling	4,606.6	7,143.1	55.1%
Cells and cell tolling	313.8	358.0	14.1%
Total	4,920.4	7,501.1	52.4%

External shipments breakdown by region (percentage)

	2016	2017	YoY(pp)
China	53.3%	48.4%	-4.90	pp
APAC ex-China	21.6%	25.6%	4.00	pp
Europe	4.7%	7.8%	3.10	pp
North America	9.4%	14.9%	5.50	pp
South America	9.8%	0.3%	-9.50	pp
Others	1.2%	3.0%	1.80	pp

Net revenue in fiscal year 2017 was RMB 19.7 billion ($3.0 billion), an increase of 25.5% from RMB 15.7 billion ($2.4 billion) in fiscal year 2016.

Total gross profit in fiscal year 2017 was RMB 2.4 billion ($370.3 million), or 12.3% of net revenue, compared with RMB 2.3 billion ($352.5 million), or 14.6% of net revenue, in fiscal year 2016.

Operating profit in fiscal year 2017 was RMB 715.7 million ($110.0 million), compared with operating profit of RMB 903.2 million ($138.8 million) in fiscal year 2016.

Net income in fiscal year 2017 was RMB 300.1 million ($46.1 million), compared with net income of RMB 719.6 million ($110.6 million) in fiscal year 2016.

In fiscal year 2017, net earnings per diluted ADS were RMB 6.40 or $0.98, compared with net earnings per diluted ADS of RMB 14.58 or $2.24 in fiscal year 2016.

Liquidity

As of December 31, 2017, the Company had cash and cash equivalents of RMB 1.5 billion ($226.5 million), and total working capital of RMB 12.6 million ($1.9 million). Total short-term borrowings were RMB 2.9 billion ($447.4 million). Total long-term borrowings were RMB 3.1 billion ($469.9 million), of which RMB 996.0 million ($153.1 million) were due in one year.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2017, which was RMB 6.506 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 29, 2017, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients.

The Company shipped 7.6 GW of solar power products in 2017. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu, Inner Mongolia and Anhui provinces in China, as well as Penang, Malaysia and Bac Giang, Vietnam.

For more information, please visit www.jasolar.com.

Contact:

The Blueshirt Group

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2017	Dec. 31, 2017
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	3,990,642	4,341,718	5,672,120	871,789
Cost of sales	(3,475,213)	(3,828,137)	(4,980,563)	(765,499)
Gross profit	515,429	513,581	691,557	106,290
Selling, general and administrative expenses	(99,969)	(302,786)	(437,812)	(67,290)
Research and development expenses	(44,937)	(40,964)	(43,047)	(6,616)
Total operating expenses	(144,906)	(343,750)	(480,859)	(73,906)
Income from operations	370,523	169,831	210,698	32,384
Interest expense	(72,879)	(80,283)	(78,238)	(12,025)
Change in fair value of warrant derivatives	0	—	—	—
Other income/(loss), net	95,596	(35,594)	6,780	1,042
Income before income taxes	393,240	53,954	139,240	21,401
Income tax expense	(39,814)	(12,061)	(23,737)	(3,648)
Net income	353,426	41,893	115,503	17,753
Less: loss attributable to noncontrolling interest	34,922	—	—	—
Net income attributable to JA Solar Holdings	318,504	41,893	115,503	17,753

Net income per share attributable to ordinary shareholders:
Basic	1.36	0.18	0.49	0.08
Diluted	1.36	0.18	0.49	0.08

Weighted average number of shares outstanding:
Basic	234,290,842	234,360,842	234,361,641	234,361,641
Diluted	234,305,887	234,383,172	234,459,146	234,459,146

Comprehensive income
Net income	353,426	41,893	115,503	17,753
Foreign currency translation adjustments, net of tax	(18,532)	3,276	661	102
Other comprehensive (loss)/income	(18,532)	3,276	661	102
Comprehensive income	334,894	45,169	116,164	17,855
Loss attributable to noncontrolling interest	34,922	—	—	—
Comprehensive income attributable to JA Solar Holdings	299,972	45,169	116,164	17,855

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	318,504	41,893	115,503	17,753
Change in fair value of warrant derivatives	0	—	—	—
Non-GAAP net income attributable to JA Solar Holdings	318,504	41,893	115,503	17,753

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	1.36	0.18	0.49	0.08
Diluted	1.36	0.18	0.49	0.08

Non-GAAP weighted average number of shares outstanding:
Basic	234,290,842	234,360,842	234,361,641	234,361,641
Diluted	234,305,887	234,383,172	234,459,146	234,459,146

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For twelve months ended
	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2017
	RMB’000	RMB’000	USD’000

Net revenues	15,736,876	19,659,454	3,021,603
Cost of sales	(13,443,335)	(17,250,142)	(2,651,298)
Gross profit	2,293,541	2,409,312	370,305
Selling, general and administrative expenses	(1,214,933)	(1,533,521)	(235,698)
Research and development expenses	(175,450)	(160,137)	(24,613)
Total operating expenses	(1,390,383)	(1,693,658)	(260,311)
Income from operations	903,158	715,654	109,994
Interest expense	(284,334)	(324,413)	(49,861)
Change in fair value of warrant derivatives	70,882	—	—
Other income, net	153,205	7,356	1,131
Income before income taxes	842,911	398,597	61,264
Income tax expenses	(123,301)	(98,470)	(15,135)
Net income	719,610	300,127	46,129
Less: income attributable to noncontrolling interest	35,911	—	—
Net income attributable to JA Solar Holdings	683,699	300,127	46,129

Net income per share attributable to ordinary shareholders:
Basic	2.92	1.28	0.20
Diluted	2.92	1.28	0.20

Weighted average number of shares outstanding:
Basic	234,290,842	234,331,621	234,331,621
Diluted	234,402,452	234,369,595	234,369,595

Comprehensive income
Net income	719,610	300,127	46,129
Foreign currency translation adjustments, net of tax	(44,517)	4,233	651
Other comprehensive (loss)/income	(44,517)	4,233	651
Comprehensive income	675,093	304,360	46,780
Income attributable to noncontrolling interest	35,911	—	—
Comprehensive income attributable to JA Solar Holdings	639,182	304,360	46,780

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	683,699	300,127	46,129
Change in fair value of warrant derivatives	(70,882)	—	—
Non-GAAP net income attributable to JA Solar Holdings	612,817	300,127	46,129

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	2.62	1.28	0.20
Diluted	2.61	1.28	0.20

Non-GAAP weighted average number of shares outstanding:
Basic	234,290,842	234,331,621	234,331,621
Diluted	234,402,452	234,369,595	234,369,595

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Dec. 31,
	2016	2017	2017
	RMB’000	RMB’000	USD’000
ASSETS
Current assets:
Cash and cash equivalents	2,569,402	1,473,455	226,466
Restricted cash	836,761	1,006,252	154,658
Accounts receivable	2,753,678	2,770,111	425,758
Notes receivable	563,144	77,995	11,988
Inventories	2,460,488	3,481,116	535,038
Advances to suppliers	282,369	321,344	49,390
Other current assets	799,314	847,705	130,290
Total current assets	10,265,156	9,977,978	1,533,588
Property and equipment, net	5,219,501	6,539,197	1,005,056
Project asset	2,338,648	2,945,613	452,732
Advances to suppliers	97,429	60,666	9,324
Prepaid land use rights	524,208	525,323	80,741
Long-term investment	69,022	67,656	10,399
Other long term assets	517,292	715,412	109,956
Total assets	19,031,256	20,831,845	3,201,796
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	2,912,866	2,910,859	447,391
Accounts payable	2,635,525	3,481,239	535,057
Advances from customers	610,718	719,016	110,511
Current portion of long term borrowings	525,256	996,010	153,084
Accrued and other liabilities	1,966,475	1,858,266	285,610
Total current liabilities	8,650,840	9,965,390	1,531,653
Long-term borrowings	2,701,438	2,061,399	316,831
Other long term liabilities	1,217,648	2,038,926	313,377
Total liabilities	12,569,926	14,065,715	2,161,861
Total JA Solar Holdings shareholders’ equity	6,461,130	6,765,930	1,039,904
Noncontrolling interest	200	200	31
Total shareholders’ equity	6,461,330	6,766,130	1,039,935
Total liabilities and shareholders’ equity	19,031,256	20,831,845	3,201,796